

Roshini Sanah Jaiswal

Summary

💼 Jobs ✏️

Number of Current Jobs
3

Number of Past Jobs
1

Roshini Sanah Jaiswal has 3 current jobs including Founder/CEO at Swanrose India, Promoter and Chief Restructuring Officer (CRO) at Jagatjit Industries, and Founder at Uralia Entertainment. Additionally, Roshini Sanah Jaiswal has had 1 past job as the Founder at JSM Corporation.

Swanrose India
Founder/CEO
Apr 2020

Jagatjit Industries
Promoter and Chief Restructuring Officer (CRO)
Jan 2015

Uralia Entertainment
Founder
Dec 1998

Organization Name ⌄	Title At Company ⌄	Start Date ⌄	⬇ End Date ⌄
📄 JSM Corporation	Founder	2005	2014